Exhibit (a)(1)(iii)

MAN LONG SHORT FUND

c/o Man Investments (USA) LLC

One Rockefeller Plaza, 16th Floor

New York, New York 10020

IF YOU DO NOT WISH TO SELL YOUR SHARES OF BENEFICIAL

INTERESTS AT THIS TIME, PLEASE DISREGARD THIS NOTICE.

THIS IS SOLELY A NOTIFICATION OF THE FUND’S REPURCHASE OFFER.

April 24, 2012

[SHAREHOLDER NAME/ADDRESS]

Dear [SHAREHOLDER]:

We are writing to inform you of important dates relating to a repurchase offer by Man Long Short Fund (the “Fund”). If you are not interested in tendering your shares of beneficial interests in the Fund (“Shares”) for repurchase at this time, please disregard this notice and take no action.

The tender offer period will begin on April 24, 2012 and end at midnight, Eastern Standard Time, on May 21, 2012. The purpose of the repurchase offer is to provide liquidity to shareholders of the Fund that hold Shares. Shares may be presented to the Fund for repurchase only by tendering them during one of the Fund’s announced tender offers.

Should you wish to tender your Shares or a portion of your Shares for purchase by the Fund during this tender offer period, please complete and return the enclosed Letter of Transmittal by mail or by fax so that it arrives no later than May 21, 2012. If you do not wish to sell your Shares, simply disregard this notice. NO ACTION IS REQUIRED IF YOU DO NOT WISH TO SELL ANY PORTION OF YOUR SHARES AT THIS TIME.

All tenders of Shares must be received by the Fund, either by mail or by fax (if by fax, please deliver an original, executed copy promptly thereafter) in good order by May 21, 2012.

If you have any questions, please consult your financial intermediary, refer to the attached offer document, which contains additional important information about the repurchase offer, or call (888) 335 – 1244.

Sincerely,

Jordan Allen

President, Man Long Short Fund

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